UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

THE LIBERTY CORPORATION
(Name of Issuer)

COMMON STOCK
NO PAR VALUE
(Title of Class of Securities)

530370-10-5
(Cusip Number)

Dennis S. Hersch
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017
Tel No.: 212-450-4000
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

August 25, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following: ☐

CUSIP No. 530370-10-5	13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) W. Hayne Hipp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 436,444
	8	SHARED VOTING POWER 1,439,856
	9	SOLE DISPOSITIVE POWER 436,444
	10	SHARED DISPOSITIVE POWER 1,439,856
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,876,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 530370-10-5	13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Anna H. Hipp Small
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 49,950
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 49,950
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,950
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 530370-10-5	13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Anna Kate Hipp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,045
	8	SHARED VOTING POWER 301,220
	9	SOLE DISPOSITIVE POWER 12,045
	10	SHARED DISPOSITIVE POWER 301,220
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 313,265
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 530370-10-5	13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Dorothy G. Leland
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 52,532
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 52,532
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,532
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 530370-10-5	13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) F. Reid Hipp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,890
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 48,890
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,890
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 530370-10-5	13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Frances M. McCreery
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 937,802
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 937,802
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 937,802
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 530370-10-5	13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cecil Guy Gunter, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,814
	8	SHARED VOTING POWER 53,801
	9	SOLE DISPOSITIVE POWER 29,814
	10	SHARED DISPOSITIVE POWER 53,801
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,615
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 530370-10-5	13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) John B. Hipp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 646,844
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 646,844
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 646,844
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 530370-10-5	13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Mary H. Hipp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,380
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 50,380
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,380
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 530370-10-5	13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Mary Jane Hipp Brock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 199,841
	8	SHARED VOTING POWER 345,700
	9	SOLE DISPOSITIVE POWER 199,841
	10	SHARED DISPOSITIVE POWER 345,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 545,541
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 530370-10-5	13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Mason A. Goldsmith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 868,369
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 868,369
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 868,369
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 530370-10-5	13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Robert E. Hughes, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,877
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,877
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,877
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1. Security and Issuer.

      The class of equity securities to which this statement relates is the common stock, no par value per share (the “Common Stock”), of The Liberty Corporation, a South Carolina corporation (the “Issuer”). The principal executive offices of the Issuer are located at 135 South Main Street, Greenville, South Carolina 29601.

   Item 2. Identity and Background.

      This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):

W. Hayne Hipp
Anna H. Hipp Small
Anna Kate Hipp
Dorothy G. Leland
F. Reid Hipp
Frances M. McCreery
Cecil Guy Gunter, Jr.
John B. Hipp
Mary H. Hipp
Mary Jane Hipp Brock
Mason A. Goldsmith
Robert E. Hughes, Jr.

     Certain information with respect to each Reporting Person is set forth on Schedule A hereto.

     During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Item 3. Source and Amount of Funds or Other Consideration.

     Inapplicable.

   Item 4. Purpose of Transaction.

     On August 25, 2005, the Issuer, Raycom Media, Inc., a Delaware corporation (“Raycom”), and RL123, Inc., a Delaware corporation and a wholly owned subsidiary of Raycom (“Merger Subsidiary”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Subsidiary will merge with and into Liberty (the “Merger”), with Liberty continuing as the surviving corporation. Consummation of the Merger is subject to customary conditions, including but not limited to (i) approval of the Issuer’s shareholders, (ii) approval of the Federal Communications Commission, (iii) expiration or termination of the applicable Hart-Scott-Rodino waiting period, (iv) absence of any law or order prohibiting the closing, (v) subject to certain specified exceptions, the absence of any material adverse effect with respect to the Issuer’s business and (vi) receipt of consents from certain third parties.

     As an inducement to Raycom and Merger Subsidiary entering into the Merger

Agreement, each of the Reporting Persons has entered into a Voting Agreement with Raycom and Merger Subsidiary, each of which is dated as of August 25, 2005 (collectively, the “Voting Agreements”). Pursuant to the terms of each Voting Agreement, each of the Reporting Persons has agreed, among other things, to vote certain of the shares of the Common Stock beneficially owned by him or her (the “Issuer Shares”) in favor of the approval and adoption of the Merger Agreement and the Merger. The terms of each Voting Agreement are identical with the exception of the Voting Agreement between W. Hayne Hipp, Raycom and Merger Subsidiary, which, in addition to requirements that are identical to those in the other Voting Agreements, provides that the provision requiring Mr. Hipp not to take any action that would prevent or otherwise adversely affect the consummation of the Merger and the transactions contemplated by the Merger Agreement shall not limit, restrict or restrain his ability to exercise his fiduciary duties as a director of the Issuer, so long as he acts in accordance with certain specified provisions of the Merger Agreement in such capacity. Each Voting Agreement will terminate on the earlier to occur of (i) the Effective Time (as defined in the Merger Agreement) and (ii) the termination of the Merger Agreement in accordance with its terms. The total number of shares of Common Stock subject to the Voting Agreements is 3,581,599.

     In addition, under the terms of the Voting Agreements, the Reporting Persons have agreed, subject to certain exceptions, not to transfer any Issuer Shares unless the transferee has executed an irrevocable proxy in form and substance substantially similar to such provision in the Voting Agreement as governs the voting of the Issuer Shares and an agreement identical in all material respects to the Voting Agreement.

     The summaries of the terms of the Merger Agreement and the Voting Agreements set forth herein are qualified in their entirety by reference to the Merger Agreement and the Voting Agreements, respectively. A copy of the Merger Agreement is attached hereto as Exhibit 2, a copy of each Voting Agreement signed by each Reporting Person is attached hereto as Exhibits 3 through 14, and each such agreement is incorporated herein by reference.

     Except as set forth above, none of the Reporting Persons has any plan or proposal which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

   Item 5. Interest in Securities of the Issuer.

     (a) Each Reporting Person, pursuant to the Voting Agreement executed by such Reporting Person, may be deemed for the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, to beneficially own 3,581,599 shares of Common Stock of the Issuer, representing, for the purposes of Rule 13d-3, approximately 19.6% of the fully-diluted outstanding shares of voting stock of the Issuer. Each Reporting Person disclaims beneficial ownership of the Issuer Shares not actually owned by such Reporting Person. Not all of the shares of Common Stock owned by each Reporting Person (the “Shares”) are subject to the Voting Agreement executed by such Reporting Person.

     (b) W. Hayne Hipp has sole power to vote and to dispose of 436,444 Shares including 3,894 Shares held by the Dorothy Hipp Gunter Cemetery Maintenance Trust and 17,697 Shares held by the Dorothy H. Gunter 1987 Grandchildren’s 5-Year Grantor Income Trust. W. Hayne Hipp is sole trustee of these trusts. He has shared power to vote and to dispose of 1,439,856 Shares. 270,343 Shares are held by The W. Hayne Hipp Foundation. W. Hayne Hipp and Anna Kate Hipp are trustees of the foundation and share power over the voting and disposition of shares. 301,144 Shares are held by Wachovia Bank, Greenville, South Carolina, as trustee of a trust. W. Hayne Hipp and John B. Hipp are the committee-persons for this trust and direct the trustee with respect to the voting and disposition of Shares held in the trust. 52,532 Shares are held by Wachovia Bank, Greenville, South Carolina, as trustee of a trust. W. Hayne

Hipp, Mason A. Goldsmith and Dorothy G. Leland are the committee-persons for this trust and direct the trustee with respect to the voting and disposition of Shares held in the trust. 371,668 Shares are held by Wachovia Bank, Greenville, South Carolina, as trustee of a trust. W. Hayne Hipp and Mason A. Goldsmith are the committee-persons for this trust and direct the trustee with respect to the voting and disposition of Shares held in the trust. 390,368 Shares are held by Wachovia Bank, Greenville, South Carolina, as trustee of a trust. W. Hayne Hipp and Mason A. Goldsmith are the committeemen for this trust and direct the trustee with respect to the voting and disposition of Shares held in the trust. 53,801 Shares are held by Wachovia Bank, Greenville, South Carolina, as trustee of a trust. W. Hayne Hipp, Mason A. Goldsmith and Cecil Guy Gunter, Jr. are the committeemen for this trust and direct the trustee with respect to the voting and disposition of Shares held in the trust.

     Anna H. Hipp Small has sole power to vote and to dispose of 49,950 Shares. She has no Shares over which she shares voting or dispositive power.

     Anna Kate Hipp has sole power to vote and to dispose of 12,045 Shares. She has shared power to vote and to dispose of 301,220 Shares. 30,877 Shares are held by W. Hayne Hipp 1990 Family Trust. Anna Kate Hipp and Robert E. Hughes, Jr. serve as Co-Trustees of this Trust and share power with respect to the voting and disposition of Shares held in the trust. The other Shares over which Anna Kate Hipp has shared power to vote and dispose of are identified in the first paragraph of this Item 5(b).

     There are no Shares over which Dorothy G. Leland has sole voting or dispositive power. She has shared power to vote and to dispose of 52,532 Shares. The Shares over which Dorothy G. Leland has shared power to vote and dispose of are identified in the first paragraph of this Item 5(b).

     F. Reid Hipp has sole power to vote and to dispose of 48,890 Shares. He has no Shares over which he shares voting or dispositive power.

     Frances M. McCreery has sole power to vote and to dispose of 937,802 Shares held by Frances M. McCreery Trust. Frances M. McCreery is the sole trustee of this trust. She has no Shares over which she shares voting of dispositive power.

     Cecil Guy Gunter, Jr. has sole power to vote and to dispose of 29,814 Shares. He has shared power to vote and to dispose of 53,801 Shares. The Shares over which Cecil Guy Gunter, Jr. has shared power to vote and dispose of are identified in the first paragraph of this Item 5(b).

     There are no Shares over which John B. Hipp has sole voting or dispositive power. He has shared power to vote and to dispose of 646,844 Shares. 345,700 Shares are held by Wachovia Bank, Greenville, South Carolina, as trustee of a trust. John B. Hipp and Mary Jane Hipp Brock are the committee-persons for this trust and direct the trustee with respect to the voting and disposition of Shares held in the trust. The other Shares over which John B. Hipp has shared power to vote and dispose of are identified in the first paragraph of this Item 5(b).

     Mary H. Hipp has sole power to vote and to dispose of 50,380 Shares. She has no Shares over which she shares voting or dispositive power.

     Mary Jane Hipp Brock has sole power to vote and to dispose of 199,841 Shares. She has shared power to vote and to dispose of 345,700 Shares. The Shares over which Mary Jane Hipp Brock has shared power to vote and dispose of are identified in the eighth paragraph of this Item 5(b).

     There are no Shares over which Mason A. Goldsmith has sole voting or dispositive power. He has shared power to vote and to dispose of 868,369 Shares. The Shares over which Mason A. Goldsmith has shared power to vote and dispose of are identified in the first paragraph of this Item 5(b).

     There are no Shares over which Robert E. Hughes, Jr. has sole voting or dispositive power. He has shared power to vote and to dispose of 30,877 Shares. The other Shares over which Robert E. Hughes, Jr. has shared power to vote and dispose of are identified in the third paragraph of this Item 5(b).

     (c) There have been no transactions in Shares since the past 60 days by any Reporting Persons.

     (d) Persons other than the Reporting Persons may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares held by each Reporting Person.

(e) Inapplicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See response to Item 4.

     A copy of the Merger Agreement and each Voting Agreement is attached hereto as Exhibits 2 through 14 and are incorporated herein by reference.

     Except for the agreements described in the response to Item 4, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

   Item 7. Material to be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement among the Reporting Persons

Exhibit 2: Merger Agreement dated as of August 25, 2005 between the Issuer, Raycom and Merger Subsidiary (previously filed by Issuer as Exhibit 2.1 to Form 8-K filed on August 26, 2005)

Exhibit 3: Voting Agreement dated as of August 25, 2005 between the Issuer and W. Hayne Hipp

Exhibit 4: Voting Agreement dated as of August 25, 2005 between the Issuer and Anna H. Hipp Small

Exhibit 5: Voting Agreement dated as of August 25, 2005 between the Issuer and Anna Kate Hipp

Exhibit 6: Voting Agreement dated as of August 25, 2005 between the Issuer and Dorothy G. Leland

Exhibit 7: Voting Agreement dated as of August 25, 2005 between the Issuer and F. Reid Hipp

Exhibit 8: Voting Agreement dated as of August 25, 2005 between the Issuer and Frances M. McCreery

Exhibit 9: Voting Agreement dated as of August 25, 2005 between the Issuer and Cecil Guy Gunter, Jr.

Exhibit 10: Voting Agreement dated as of August 25, 2005 between the Issuer and John B. Hipp

Exhibit 11: Voting Agreement dated as of August 25, 2005 between the Issuer and Mary H. Hipp

Exhibit 12: Voting Agreement dated as of August 25, 2005 between the Issuer and Mary Jane Hipp Brock

Exhibit 13: Voting Agreement dated as of August 25, 2005 between the Issuer and Mason A. Goldsmith

Exhibit 14: Voting Agreement dated as of August 25, 2005 between the Issuer and Robert E. Hughes, Jr.

Exhibit 15: Power of Attorney

SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 2, 2005

W. HAYNE HIPP

/s/ Martha Williams

By: Martha Williams as Attorney-in-fact

ANNA H. HIPP SMALL

/s/ Martha Williams

By: Martha Williams as Attorney-in-fact

ANNA KATE HIPP

/s/ Martha Williams

By: Martha Williams as Attorney-in-fact

DOROTHY G. LELAND

/s/ Martha Williams

By: Martha Williams as Attorney-in-fact

F. REID HIPP

/s/ Martha Williams

By: Martha Williams as Attorney-in-fact

FRANCES M. McCREERY

/s/ Martha Williams

By: Martha Williams as Attorney-in-fact

CECIL GUY GUNTER, JR.

/s/ Martha Williams

By: Martha Williams as Attorney-in-fact

JOHN B. HIPP

/s/ Martha Williams

By: Martha Williams as Attorney-in-fact

MARY H. HIPP

/s/ Martha Williams

By: Martha Williams as Attorney-in-fact

MARY JANE HIPP BROCK

/s/ Martha Williams

By: Martha Williams as Attorney-in-fact

MASON A. GOLDSMITH

/s/ Martha Williams

By: Martha Williams as Attorney-in-fact

ROBERT E. HUGHES, JR.

/s/ Martha Williams

By: Martha Williams as Attorney-in-fact

SCHEDULE A

REPORTING PERSONS

The name, residence or business address, title, present principal occupation or employment of each of the Reporting Persons are set forth below. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name, Residence or Business Address	Present Principal Occupation Including Name and Principal Business of Employer

W. Hayne Hipp	Chairman, Chief Executive Officer, and President, The
The Liberty Corporation	Liberty Corporation (broadcasting)
135 South Main St
Greenville, SC 29601

Anna H. Hipp Small	Investor
175 Pinecrest Court
Athens, GA 30605

Anna Kate Hipp	Investor
131 Huckleberry Ridge
Greenville, SC 29609

Dorothy G. Leland	Investor
2707 Bayonne St.
Sullivan’s Island, SC 29482

F. Reid Hipp	Investor
12 Pinckney Ave,
Greenville SC 29601

Frances M. McCreery	Investor
3190 Roundwood Rd.
Chagrin Falls, OH 44022

Cecil Guy Gunter, Jr.	Investor
PO Box 8558
Greenville, SC 29604

John B. Hipp	Regional Director, Juvenile Diabetes Association (not-for-
Juvenile Diabetes Association	profit organization)
235 Peachtree NE
Suite 675
Atlanta, GA 30303

Mary H. Hipp	Investor
902 E. Washington Street
Apt. 401
Greenville, SC 29601

Mary Jane Hipp Brock	Investor
765 Park Ave., Apt. 7A
New York, NY 10021

Mason A. Goldsmith	Attorney, Love, Thornton, Arnold & Thomason, P.A. (law
Love, Thornton, Arnold & Thomason, P.A.	firm)
410 East Washington St.
Greenville, SC 29601

Robert E. Hughes, Jr.	Investor
18 West North St.
Greenville, SC 29601